UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40368

SAI.TECH Global Corporation

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Press Release

On March 13, 2023, SAI.TECH Global Corporation issued a press release to announce the deployment of 420 Bitcoin Mining Machines in Mexico.

A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description

99.1	Press Release Dated March 13, 2023 - SAI.TECH Announces Deployment of 420 Bitcoin Mining Machines in Mexico

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 13, 2023	SAI.TECH GLOBAL CORPORATION

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer